As filed with the Securities and Exchange Commission on September 2, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INUVO, INC.
(Exact name of registrant as specified in its charter)

Nevada	87-0450450
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

15550 Lightwave Drive, Third Floor, Clearwater, FL	33760
(Address of Principal Executive Offices)	(Zip Code)

2010 Equity Incentive Plan
(Full title of the plan)

Mr. Wallace Ruiz Chief Financial Officer Inuvo, Inc. 15550 Lightwave Drive Third Floor Clearwater, FL 33760
(Name and address of agent for service)

(727) 324-0046
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.001 per share (2)(3)	7,000,000	$0.25	$1,750,000	$124.78

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based on the minimum exercise price of options to be granted under the 2010 Equity Compensation Plan.
(2)	Includes 3,190,512 shares underlying outstanding options with an exercise price of $0.25 per share and 3,809,488 shares underlying plan grants which may be made in the future.
(3)	To the extent permitted by Rule 416, this registration statement also covers such additional number of shares of common stock as may be issuable as a result of the anti-dilution provisions of the options granted under the 2010 Equity Compensation Plan in the event of stock splits, stock dividends or similar transactions.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

This registration statement relates to separate prospectuses.

Items 1 and 2 of this Part I, and the documents incorporated herein by reference pursuant to Item 3 of Part II of this Form S-8, constitute the first prospectus relating to issuances to our employees, directors, consultants and others of up to 7,000,000 shares of common stock pursuant to our 2010 Equity Compensation Plan.  Pursuant to the requirements of Form S-8 and Rule 428, we will deliver or cause to be delivered to plan participants any required information as specified by Rule 428(b)(1).  The second prospectus, referred to as the reoffer prospectus, relates to the reoffer or resale of any shares that are deemed to be control securities or restricted securities under the Securities Act of 1933, as amended.

PROSPECTUS

Item 1.            Plan Information.

We established the 2010 Equity Compensation Plan effective June 18, 2010 covering 7,000,000 shares of our common stock to permit us to offer to our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company.  The issuance of grants under the plan will be made to persons who are closely related to us and who provide bona fide services to us in connection with our business which are not in connection with the offer or sale of our securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our securities.  Grants of options or shares may be awarded under the plan pursuant to individually negotiated compensation contracts or as determined and/or approved by our Board of Directors.  The eligible participants include our directors, officers, employees and non-employee consultants and advisors.  There is no limit as to the number of securities that may be awarded under the 2010 Equity Compensation Plan to a single participant.  As of August 26, 2010 we have granted options to our executive officers, members of our Board of Directors and employees which are exercisable into an aggregate of 3,190,512 shares of our common stock at an exercise price of $0.25 per share.

The 2010 Equity Compensation Plan does not require restrictions on the transferability of securities issued thereunder.  However, such securities may be restricted as a condition to their issuance where the Board of Directors deems such restrictions appropriate.  The 2010 Equity Compensation Plan is not subject to the Employee Retirement Income Securities Act of 1974.  Restricted shares awarded under the 2010 Equity Compensation Plan are intended to be fully taxable to the recipient as earned income.

Item 2.            Registrant Information and Employee Plan Annual Information.

We will provide without charge, upon written or oral request, the documents incorporated by reference in Item 3 of Part II of this registration statement.  These documents are incorporated by reference in the Section 10(a) prospectus.  We will also provide without charge, upon written or oral request, all other documents required to be delivered to recipients pursuant to Rule 428(b).  Any and all such requests shall be directed to Inuvo, Inc. at our principal office at 15550 Lightwave Drive, Third Floor, Clearwater, FL 33760, telephone number (727) 324-0046.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized by us to give any information or to make any representation other than as contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us.  Neither the delivery of this prospectus nor any distribution of the shares of common stock issuable under the terms of the 2010 Equity Compensation Plan shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof.

                Our principal offices are located at 15550 Lightwave Drive, Third Floor, Clearwater, FL 33760 and our telephone number at that location is (727) 324-0046.  Our fiscal year end is December 31.  Information which appears on our web site at www.inuvo.com is not part of this prospectus.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

REOFFER PROSPECTUS

INUVO, INC.

7,000,000 Shares of Common Stock

This prospectus forms a part of a registration statement, which registers an aggregate of 7,000,000 shares of common stock issued or issuable from time-to-time under the Inuvo, Inc. 2010 Equity Compensation Plan.

This prospectus also covers the resale of shares granted under the 2010 Equity Compensation Plan by persons who are our "affiliates" within the meaning of federal securities laws.  Affiliated selling security holders may sell all or a portion of the shares from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices, but which may not exceed 1% of our outstanding common stock.

We will not receive any proceeds from sales of shares by selling security holders.

For a description of the plan of distribution of these shares, please see page 14 of this prospectus.

Our common stock is listed on the NYSE Amex under the symbol INUV.  On August 26, 2010 the last sale price of our common stock was $0.26.

____________________

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus to read about the risks of investing in our common stock.

____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 2, 2010

When used herein, the terms “Inuvo,” "we," "our," and "us" refers to Inuvo, Inc., a Nevada corporation, and our subsidiaries.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC).  Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the SEC are incorporated herein by reference and made a part hereof:

●	Annual Report on Form 10-K for the year ended December 31, 2009,
●	Current Report on Form 8-K as filed on December 28, 2009,
●	Current Report on Form 8-K as filed on December 29, 2009,
●	Current Report on Form 8-K as filed on March 9, 2010,
●	Current Report on Form 8-K as filed on March 23, 2010,
●	Current Report on Form 8-K as filed on March 31, 2010,
●	Current Report on Form 8-K as filed on April 7, 2010,
●	Quarterly Report on Form 10-Q for the period ended March 31, 2010,
●	Current Report on Form 8-K as filed on June 2, 2010,
●	Current Report on Form 8-K as filed on June 22, 2010,
●	Quarterly Report on Form 10-Q for the period ended June 30, 2010,
●	Current Report on Form 8-K as filed on August 6, 2010,
●	a second Current Report on Form 8-K as filed on August 6, 2010, and
●	a third Current Report on Form 8-K as filed on August 6, 2010.

In addition, all reports and documents filed by us pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents.  Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents.  Written requests for such copies should be directed to Corporate Secretary, Inuvo, Inc., at 15550 Lightwave Drive, Third Floor, Clearwater, FL 33760, telephone number (727) 324-0046.

OUR COMPANY

We are an Internet marketing business separated into two reporting units:

●           Exchange, and
●           Direct.

The Exchange segment is focused on the technology, analytics and data necessary to facilitate business-to-business (“B2B”) advertising transactions.  The Exchange segment provides performance-based marketing and technology solutions to advertisers and publishers.  These solutions help advertisers acquire customers with payment for services to Inuvo occurring either on a pay per click or pay per action basis.  The Exchange has tens of thousands of advertisers and thousands of publisher partners.

Our Direct segment utilizes online techniques to acquire information about consumers that can, but has not always been, subsequently monetized over time.  We collect the consumer data, which includes name, address, phone number and email address to enable us to expand and develop the database and market various internal and external products to the consumers. We determine the interest in a variety of product offers through a combination of inbound/outbound calls by a telemarketing representative, email marketing initiatives and postal offers.  Beginning in the first quarter of 2009, we also now include our lead generation business, which was formerly included in our exchange segment, as part of our direct segment.  Lead generation specializes in matching high-converting, high-paying offers from advertisers to high-quality traffic and leads through a network of select affiliates using our proprietary exchange platforms.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment. You should consider carefully the following risk factors and other information in this prospectus before deciding to invest in our common stock.

We have a history of losses and there are no assurances we will ever generate profits.  Our operations are not profitable for the year ended December 31, 2009 we had an accumulated deficit of approximately $101 million.  At June 30, 2010 our accumulated deficit was approximately $102.8 million.  For 2009, our operating loss from continuing operations was approximately $7.0 million and for 2008 our operating loss from continuing operations was approximately $64.8 million. In 2009 our revenues decreased by approximately $13 million, or approximately 20%, from 2008. For the six months ended June 30, 2010 our operating loss from continuing operations was approximately $2.9 million and our revenues decreased by approximately 1.3% from the comparable period in 2009.  In addition, during March 2010 we decided to exit the negative-option marketing programs which represented as much as 20% of our historical net revenue from continuing operations.  While we launched our Inuvo Platform in the fourth quarter of 2009, there is no assurance that revenues from the platform will be sufficient to replace the revenues from the negative-option marketing programs over the near term or that we will be able to report profitable operations in future periods.  Our future capital requirements depend on a number of factors, including our ability to internally grow our revenues, manage our business and control our expenses.  If we are not successful in increasing our revenues we may be required to raise additional capital to fund our operations and pay our obligations as they become due.  We do not have any firm commitments to provide capital and there are no assurances that we would be able to raise funds upon terms satisfactory to our company.

We are subject to risks frequently encountered by companies in the Internet marketing and advertising industry.  Our prospects for financial and operational success must be considered in light of the risks frequently encountered by companies in the Internet marketing and advertising industry. These risks include the need to:

●	attract new clients and maintain current client relationships;
●	achieve effective advertising campaign results for our clients;
●	continue to expand the number of services and technologies we offer;
●	successfully implement our business model, which is evolving;
●	respond to pricing pressure in some of our lines of business;
●	maintain our reputation and build trust with our clients;
●	identify, attract, retain and motivate qualified personnel;
●	accurately measure impressions, searches, clicks, or other online actions for our advertisers, publishers, or partners;
●	adapt to changes in online advertising, email, and other filtering software; and
●	manage online credit card billing and customer service concerns.

If we do not successfully address these risks, our business could suffer.

Our success depends on our ability to continue and expand relationships with other Internet media content, advertising and product providers.  The Internet includes an ever-increasing number of businesses that offer and market consumer products and services.  Advertising providers allow us to generate advertising revenue from our and our affiliates’ websites, as well as profit sharing arrangements for joint effort marketing programs.  We expect that with the increasing number of entrants into the Internet commerce arena, advertising costs and joint effort marketing programs will become more competitive.  This competitive environment might prevent us from satisfactorily executing profit generating advertising and joint effort marketing programs in the future.  This competitive environment may also prevent us from providing content and product and service providers from marketing their products and services through our or our affiliate’s websites. If we fail to continue establishing new, and maintain and expand existing, profitable advertising and joint marketing arrangements, we may suffer substantial adverse consequences to our financial condition and results of operations.

Our loan agreement with Wachovia Bank, N.A., contains covenants that can restrict our ability to borrow funds.  At June 30, 2010 we owed Wachovia, N.A. approximately $6.2 million under various notes which mature on March 31, 2011.  Our loan agreement with Wachovia Bank, N.A. contains certain financial covenants as well as covenants that restrict our ability to borrow based on financial results.  Our credit note is limited by eligible receivables and our entire credit facility is conditioned upon maintaining certain ratios of debt to EBITDA and a fixed charge coverage ratio.  If our financial results continue to deteriorate, it will further reduce our borrowing base with Wachovia, N.A. which will in turn adversely impact our ability to operate our business.  In addition, if we should fail to comply with the various financial covenants contained in the loan agreement and related notes, Wachovia, N.A. could declare us in default, accelerate all amounts due and foreclose on our assets.  In that event, and if we were unable to restructure the debt, it is likely we would be forced to cease some or all of our operations.

We depend on a single customer for a significant portion of our revenues.  We received approximately 42% of our net revenue from continuing operations for the year ended December 31, 2009 from a single customer, and for the six months ended June 30, 2010 revenue from that customer was approximately 51% of our net revenue from continuing operations.  The loss of that customer or a material change in the revenue or gross profit generated by that customer could have a material adverse impact on our business, results of operations and financial condition.

We compete with many companies, some of whom are more established and better capitalized than us.  We compete with a variety of companies on a worldwide basis both through the Internet and in traditional markets. Some of these companies are larger and better capitalized than us.  There are also few barriers to entry in our markets.  Our competitors may develop services that are superior to, or have greater market acceptance than our services.  For example, many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than us.  These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in customer requirements.  Our competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build larger registrant and membership bases.  In addition, current and potential competitors are making, and are expected to continue to make, strategic acquisitions or establish cooperative, and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive products and services.  To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and ISPs, our ability to reach potential members through online advertising may be restricted.  Any of these competitors could cause us difficulty in attracting and retaining registrants and converting registrants into members and could jeopardize our existing affiliate program and relationships with portals, search engines, ISPs and other Internet properties.  Failure to compete effectively including by developing and enhancing our services offerings would have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

Increasing government regulations, consumer protection laws or taxation could adversely affect our business.  We are affected not only by regulations applicable to businesses generally, but also by federal, state, local and foreign laws, rules, regulations and taxes directly applicable to electronic communications, telecommunications and the Internet.  Laws and regulations related to the Internet are becoming more prevalent, and new laws and regulations are under consideration in various jurisdictions.  Many areas of law affecting the Internet remain unsettled, and it may take years to determine whether and how existing laws such as those governing consumer protection, intellectual property, libel and taxation apply to the Internet.  New, or amendments to existing laws and regulations, including laws and regulations that govern, restrict, tax or affect things such as user privacy, the pricing and taxation of goods and services offered over the Internet, the content of websites, access to websites, linking of websites, outgoing email solicitations, consumer protection and the characteristics and quality of products and services offered over the Internet could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

Our business must keep pace with rapid technological change to remain competitive.  Our business operates in a market characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, enhancements, and changing customer demands.  We must adapt to rapidly changing technologies and industry standards and continually improve the speed, performance, features, ease of use and reliability of our services.  Introducing new technology into our systems involves numerous technical challenges, requires substantial amounts of capital and personnel resources, and often takes many months to complete.  We may not successfully integrate new technology into our websites on a timely basis, which may degrade the responsiveness and speed of our websites.  Technology, once integrated, may not function as expected  In addition, the number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones and other handheld computing devices, has increased dramatically in the past few years.  Failure to attract and retain a substantial number of mobile device users to our services, or failure to develop services that are more compatible with mobile communications devices, or failure to generally keep pace with the rapid technological change could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

Our services may be interrupted due to problems with our servers, our network hardware and software, or our inability to obtain network capacity.  The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to attract Internet users, advertisers, members and e-commerce partners to our websites and to convert members to subscribers.  We have experienced occasional system interruptions as a result of unexpected increases in usage.  We cannot assure you we will not incur similar or more serious interruptions in the future.  An unexpected or substantial increase in the use of our websites could strain the capacity of our systems, which could lead to a slower response time or system failures.  Any slowdowns or system failures could adversely affect the speed and responsiveness of our websites and would diminish the experience for our members and visitors.  Further, if usage of our websites substantially increases, we may need to purchase additional servers and networking equipment to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant.  Any system failure that causes an interruption in service or a decrease in the responsiveness of our websites could reduce traffic on our websites and, if sustained or repeated, could impair our reputation and the attractiveness of our brands all of which could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.  Furthermore, we rely on many different hardware and software systems.  Failure of these systems or inability to rapidly expand our transaction-processing systems and network infrastructure in response to a significant unexpected increase in usage could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.  The failure to establish and maintain affiliate agreements and relationships could limit the growth of business.  We have entered into, and expect to continue to enter into, arrangements with affiliates to increase our member base, increase traffic to our websites and enhance our brands.  If any of the current agreements are terminated, we may not be able to replace the terminated agreement with an equally beneficial arrangement.  We cannot assure you that we will be able to renew any of our current agreements when they expire on acceptable terms, if at all.  We also do not know whether we will be successful in entering into additional agreements or that any relationships, if entered into, will be on terms favorable to us.  Failure to establish and maintain affiliate agreements and relationships could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

Our business relies on a number of third-party providers, and their failure to perform or termination of our relationships with them could harm our business. We license technologies from third parties to facilitate our ability to provide our services.  Any failure on our part to comply with the terms of these licenses could result in the loss of our rights to continue using the licensed technology, and we could experience difficulties obtaining licenses for alternative technologies.  Furthermore, any failure of these third parties to provide these and other services, or errors, failures, interruptions or delays associated with licensed technologies, could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

We depend on our merchant and banking relationships, as well as strategic relationships with third parties, who provide us with payment processing solutions.  From time to time, VISA and MasterCard increase the fees that they charge processors.  We may attempt to pass these increases along to our merchant customers, but this might result in the loss of those customers to our competitors who do not pass along the increases.  Our revenues from merchant account processing are dependent upon our continued merchant relationships which are highly sensitive and can be canceled if customer charge-backs escalate and generate concern that the company has held back sufficient funds in reserve accounts to cover these charge-backs.  Cancellation by our merchant providers would most likely result in the loss of new customers and lead to a reduction in our revenues.  In March 2010, merchant processors working with our home business offers discontinued supporting this portion of our business.  These services represented approximately 20% of our net revenue for the year ended December 31, 2009.  We still have other merchant processing accounts associated with other products and services.

We depend on credit card processing for a majority of our membership programs, to include but not be limited to Visa, Mastercard, American Express, and Discover.  Significant changes to the merchant operating regulations, merchant rules and guidelines, card acceptance methods and or card authorization methods could significantly impact our revenues.  Additionally our membership programs are accepted under a negative option billing term, change in regulation of negative option billing could significantly impact our revenue.

We are exposed to risks associated with credit card fraud and credit payment.  Many of our customers use credit cards to pay for our services.  We have suffered losses, and may continue to suffer losses, as a result of membership orders placed with fraudulent credit card data, even though the associated financial institution approved payment.  Under current credit card practices, a merchant is liable for fraudulent credit card transactions when the merchant does not obtain a cardholder’s signature.  A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

Our business may incur liability for information retrieved from or transmitted through its websites or websites linked to it.  Because our business publishes or makes various information available on its websites or though linked websites, we may be sued for, or incur liability related to, defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or other legal claims.  Our business also offers email services subjecting us to liabilities or claims relating to unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or interruptions or delays in email service.  Liability or expense relating to these types of claims could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

Our business could be significantly impacted by the occurrence of natural disasters such as hurricanes and other catastrophic events. Our primary data center and corporate headquarters are located in Clearwater, Florida and, are therefore, susceptible to damage from hurricanes or other tropical storms.  Although we believe we have adequate backup for this data in a secure location, we may not be able to prevent outages and downtime caused by these storms or other events out of our control, which could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

We may incur liability if we fail to adequately protect personal information.  Our business handles personally identifiable information pertaining to our members and visitors residing in the United States as well as foreign countries.  Many jurisdictions have adopted privacy, security, and data protection laws and regulations intended to prevent improper use and disclosure of personally identifiable information.  In addition, some jurisdictions impose database registration requirements for which significant monetary and other penalties may be imposed for failure to comply.  These laws, which are subject to change and may be inconsistent, may impose costly administrative requirements, limit our handling of information, and subject us to increased government oversight and financial liabilities all of which could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

Security breaches and inappropriate Internet use could damage our business. Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services generally, and online commerce in particular.  Failure to successfully prevent security breaches could significantly harm our business and expose us to lawsuits.  Anyone who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card and personal data, cause interruptions in our operations, or damage our brand and reputation.  Breach of our security measures could result in the disclosure of personally identifiable information and could expose us to legal liability.  We cannot assure you that our financial systems and other technology resources are completely secure from security breaches or sabotage.  We have experienced security breaches and attempts at “hacking.”  We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches.  Further, any well-publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which might adversely affect our online dating business. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

Computer viruses could damage our business.  Computer viruses, worms and similar programs may cause our systems to incur delays or other service interruptions and could damage our reputation and ability to provide our services and expose us to legal liability, all of which could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

We depend on key personnel, the loss of whom could harm our business.  Our success depends in part on the retention of personnel critical to our combined business operations due to, for example, unique technical skills, management expertise or key business relationships.  We may be unable to retain existing management, finance, engineering, sales, customer support, and operations personnel that are critical to our success, which may result in disruption of operations, loss of key business relationships, information, expertise or know-how, unanticipated additional recruitment and training costs, and diminished anticipated benefits of acquisitions, including loss of revenue and profitability.  Our future success is substantially dependent on the continued service of our key senior management.  Our employment agreements with our key personnel are short-term and on an at-will basis.  We do not have key-person insurance on any of our employees.  The loss of the services of any member of our senior management team, or of any other key employees, could divert management’s time and attention, increase our expenses and adversely affect our ability to conduct our business efficiently.  Our future success also depends on our continuing ability to attract, retain and motivate highly skilled employees.  We may be unable to retain our key employees or attract, retain and motivate other highly qualified employees in the future.  We have experienced difficulty from time to time in attracting or retaining the personnel necessary to support the growth of our business, and may experience similar difficulties in the future.

Demand for our services may decline due to the proliferation of “spam” and software designed to prevent its delivery.  Our business may be adversely affected by the proliferation of “spam” and other unwanted Internet solicitations.  In response to such proliferation, Internet Service Providers (“ISP’s”) have been adopting technologies, and individual computer users are installing software on their computers that are designed to prevent the delivery of certain Internet advertising, including legitimate solicitations such as those delivered by us.  We cannot assure you that the number of ISP’s and individual computer users who employ these or other similar technologies and software will not increase, thereby diminishing the efficacy of our services.  In the case that one or more of these technologies are widely adopted or the software widely utilized, demand for our services would decline.   During the fourth quarter of 2006 and continuing through 2007 we recognized a decline in our email marketing revenue due to the factors mentioned above, and may continue experience declines despite our best efforts to maintain “best practices” in the execution of our email business.

Defects in our platform, disruptions in our service or errors in execution could diminish demand for our service and subject us to substantial liability.  Our on-demand platform is complex and incorporates a variety of hardware and proprietary and licensed software.  Internet-based services such as ours frequently experience disruptions from undetected defects when first introduced or when new versions or enhancements are released.  In addition, our recently added text messaging capabilities may hinder the performance of our platform as we have limited experience with dealing with text messaging services.  From time to time we have found and corrected defects in our platform.  Other defects in our platform, or defects in new features, complementary services or upgrades released in the future, could result in service disruptions for one or more clients.  Our clients might use our service in unanticipated ways that cause a service disruption for other clients attempting to access their contact list information and other data stored on our platform.  In addition, a client may encounter a service disruption or slowdown due to high usage levels of our service.  Because clients use our service for critical business processes, any defect in our platform, any disruption in our service or any error in execution could cause existing or potential clients not to use our service, could harm our reputation, and could subject us to litigation and significant liability for damage to our clients’ businesses.

Our quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of our common stock.  Our quarterly revenues and other operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter.  Our agreements with clients do not require minimum levels of usage or payments, and our revenues therefore fluctuate based on the actual usage of our service each quarter by existing and new clients.  Quarterly fluctuations in our operating results also might be due to numerous other factors, including:

●	our ability to attract new clients, including the length of our sales cycles, or to sell increased usage of our service to existing clients;
●	technical difficulties or interruptions in our services;
●	changes in privacy protection and other governmental regulations applicable to the our industry;
●	changes in our pricing policies or the pricing policies of our competitors
●	the financial condition and business success of our clients;
●	purchasing and budgeting cycles of our clients;
●	acquisitions of businesses and products by us or our competitors;
●	competition, including entry into the market by new competitors or new offerings by existing competitors;
●	our ability to hire, train and retain sufficient sales, client management and other personnel;
●	timing of development, introduction and market acceptance of new services or service enhancements by us or our competitors;
●	concentration of marketing expenses for activities such as trade shows and advertising campaigns;
●	expenses related to any new or expanded data centers; and
●	general economic and financial market conditions.

Many of these factors are beyond our control, and the occurrence of one or more of them could cause our operating results to vary widely.  Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful.  We may fail to forecast accurately the behavior of existing and potential clients or the demand for our service.  Our expense levels are based, in significant part, on our expectations as to future revenues and are largely fixed in the short term.  As a result, we could be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues.  Variability in our periodic operating results could lead to volatility in our stock price as equity research analysts and investors respond to quarterly fluctuations.  Moreover, as a result of any of the foregoing or other factors, our operating results might not meet our announced guidance or expectations of investors and analysts, in which case the price of our common stock could decrease significantly.

This prospectus permits selling security holders who are our affiliates to resell their shares.  If they do so, the market price for our shares may fall and purchasers of our shares may be unable to resell them.  This prospectus includes shares being offered by affiliates.  To the extent that these shares are sold into the market for our shares, there may be an oversupply of shares and an undersupply of purchasers.  If this occurs the market price for our shares may decline significantly and investors may be unable to sell their shares at a profit, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to; the factors described in the section captioned “Risk Factors” above.  In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.  Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

●	our history of losses,
●	risks frequently encountered by Internet marketing and advertising companies,
●	our ability to expand our relationships with other Internet media content, advertising and product providers,
●	the terms of our loan agreement with Wachovia Bank, N.A.,
●	our dependence upon a significant portion of our revenues from a single customer,
●	our ability to effectively compete,
●	the impact of increasing government regulations and consumer protection laws on our business model,
●	our need to keep pace with changes in technology,
●	the possible interruption of our services and our reliance on third-party providers,
●	our dependence on credit card processing companies and the risks of increasing fees,
●	the risks related to credit card fraud,
●	liabilities associated with information we retrieve from our websites,
●	the impact of natural disasters on our ability to operate,
●	any failure on our part to adequately protect personal information,
●	possible security breaches and computer viruses,
●	our reliance on our executive officers and key personnel,
●	the impact of “spam,” and
●	the impact of our quarterly operating results on our stock price.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.  You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.  Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of shares by the selling security holders.

INUVO, INC.
2010 Equity Compensation Plan

On April 28, 2010, our Board of Directors approved the 2010 Equity Compensation Plan (the “2010 Plan”), and recommended the adoption of the 2010 Plan by our stockholders. On June 18, 2010 at our annual meeting of stockholders our stockholders approved and adopted the 2010 Plan.

The 2010 Plan reserves 7,000,000 shares of our common stock for issuance pursuant to the terms of the plan upon the grant of restricted stock awards, deferred stock grants, stock appreciation rights and/or the exercise of options granted under the 2010 Plan.  The 2010 Plan also contains an “evergreen formula” pursuant to which the number of shares of common stock available for issuance under the 2010 Plan will automatically increase on the first trading day of January each calendar year during the term of the 2010 Plan, beginning with calendar year 2011, by an amount equal to 1% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, up to a maximum annual increase of 1,500,000 shares of common stock. The terms and provisions of the 2010 Plan are summarized below, which summary is qualified in its entirety by reference to the 2010 Plan which is filed as an exhibit to the registration statement of which this prospectus forms a part.

The purpose of the 2010 Plan is to advance the interests of our company by providing an incentive to attract, retain and motivate highly qualified and competent persons who are important to us and upon whose efforts and judgment the success of our company is largely dependent.  Grants to be made under the 2010 Plan may be made to our employees, our executive officers and members of our Board of Directors.  The recipient of any grant under the 2010 Plan, and the amount and terms of a specific grant, will be determined by the Compensation Committee.

As of August 26, 2010 we have granted options under the 2010 Plan to our executive officers, members of our Board of Directors and employees which are exercisable into an aggregate of 3,190,512 shares of our common stock at an exercise price of $0.25 per share.

Administration and Eligibility

The 2010 Plan will be administered by the Compensation Committee of our Board of Directors.  The Compensation Committee will determine, from time to time, those of our employees, executive officers and/or directors to whom stock awards or plan options will be granted, the terms and provisions of each such grant, the dates such grants will become exercisable, the number of shares subject to each grant, the purchase price of such shares and the form of payment of such purchase price.  All other questions relating to the administration of the 2010 Plan and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Compensation Committee.

Amendment and Termination of the 2010 Plan

The Board of Directors may amend, suspend or terminate the 2010 Plan at any time, except that no amendment shall be made which:

●
increases the total number of shares subject to the plan in excess of the evergreen formula or changes the minimum purchase price therefore (except in either case in the event of adjustments due to changes in our capitalization),

●	affects outstanding options or any exercise right thereunder,
●	extends the term of any option beyond 10 years, or
●	extends the termination date of the plan.

Unless the plan is suspended or terminated by the Board of Directors, the 2010 Plan will terminate on June 18, 2020. Any termination of the 2010 Plan will not affect the validity of any options previously granted thereunder.

Grants under the 2010 Plan

The 2010 Plan provides for the grant of restricted stock awards, deferred stock grants, stock appreciation rights, incentive stock options (“ISOs”) qualifying as ISOs under Section 422 of the Internal Revenue Code and non-statutory stock options (“NSOs”) that do not so qualify.  Any option granted under the 2010 Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any ISO granted to an eligible employee owning more than 10% of our common stock must be at least 110% of such fair market value as determined on the date of the grant.

In addition, the 2010 Plan allows for the inclusion of a reload option provision, which permits an eligible person to pay the exercise price of the option with shares of common stock owned by the eligible person and receive a new option to purchase shares of common stock equal in number to the tendered shares. Furthermore, restricted stock grants may also be made, as well as deferred stock grants and stock appreciation rights.

Subject to the limitation on the aggregate number of shares issuable under the plan, there is no maximum or minimum number of shares as to which a stock grant or plan option may be granted to any person. Shares used for stock grants and plan options may be authorized and unissued shares or shares reacquired by us, including shares purchased in the open market.

Adjustment Upon Changes in Capitalization or other Corporate Event

The 2010 Plan provides that, in the event of any dividend (other than a cash dividend) payable on shares of our common stock, stock split, reverse stock split, combination or exchange of shares, or other similar event occurring after the grant of an award which results in a change in the shares of our common stock as a whole, (i) the number of shares issuable in connection with any such award and the purchase price thereof, if any, will be proportionately adjusted to reflect the occurrence of any such event and (ii) the Compensation Committee will determine whether such change requires an adjustment in the aggregate number of shares reserved for issuance under the 2010 Plan or to retain the number of shares reserved and available under the plan in their sole discretion. Any adjustment, however, does not change the total purchase price payable for the shares subject to outstanding options. In the event of our proposed dissolution or liquidation, a proposed sale of all or substantially all of our assets, a merger or tender offer for our shares of common stock, the Compensation Committee may declare that each option granted under the plan shall terminate as of a date to be fixed by the committee; provided that not less than 30 days written notice of the date so fixed shall be given to each participant holding an option, and each such participant shall have the right, during the period of 30 days preceding such termination, to exercise the participant’s option, in whole or in part, including as to options not otherwise exercisable.

Assignability of Plan Options and Termination of Employment

All plan options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee, except as provided by the Compensation Committee. If an optionee shall die while our employee or within three months after termination of employment by us because of disability, retirement or otherwise, such options may be exercised, to the extent that the optionee shall have been entitled to do so on the date of death or termination of employment, by the person or persons to whom the optionee’s right under the option pass by will or applicable law, or if no such person has such right, by his executors or administrators. Options are also subject to termination by the Compensation Committee under certain conditions.

In the event of termination of employment because of death while an employee, or because of disability, the optionee’s options may be exercised not later than the expiration date specified in the option or one year after the optionee’s death, whichever date is earlier, or in the event of termination of employment because of retirement or otherwise, not later than the expiration date specified in the option or one year after the optionee’s death, whichever date is earlier. If an optionee’s employment by us terminates because of disability and such optionee does not die within the following three months after termination, the options may be exercised, to the extent that the optionee shall have been entitled to do so at the date of the termination of employment, at any time, or from time to time, but not later than the expiration date specified in the option or one year after termination of employment, whichever date is earlier. If an optionee’s employment terminates for any reason other than death or disability, the optionee may exercise the options to the same extent that the options were exercisable on the date of termination, for up to three months following such termination, or on or before the expiration date of the options, whichever occurs first. In the event that the optionee was not entitled to exercise the options at the date of termination or if the optionee does not exercise such options (which were then exercisable) within the time specified herein, the options shall terminate. If an optionee’s employment terminates for any reason other than death, disability or retirement, all rights to exercise the option will terminate not later than 90 days following the date of such termination of employment, except as otherwise provided under the plan. Non-qualified options are not subject to the foregoing restrictions unless specified by the compensation committee.

Summary of Federal Tax Consequences

The following is only a brief summary of the effect of federal income taxation on an optionee under the 2010 Plan. Effective January 1, 2006, we adopted FASB ASC Topic 718.  This Statement requires that compensation costs related to share-based payment transactions, such as stock options or restricted stock award, be recognized in the financial statements.  Under ASC Topic 718, an optionee, recipient of a restricted stock award and our company will be subject to certain tax consequences and accounting charges, regardless of the type of option or restricted stock award.

Options granted under the 2010 Plan may be either ISOs which satisfy the requirements of Section 422 of the Internal Revenue Code or NSOs which do not meet such requirements. The federal income tax treatment for the two types of options differs, as summarized below.

●           ISOs. No taxable income is recognized by an optionee at the time of the grant of an ISO, and no taxable income is generally recognized at the time an ISO is exercised. However, the excess of the fair market value of the common stock received upon the exercise of an ISO over the exercise price is includable in the employee’s alternative minimum taxable income and may be subject to the alternative minimum tax (“AMT”). For AMT purposes only, the basis of the common stock received upon exercise of an ISO is increased by the amount of such excess.

An optionee will recognize taxable income in the year in which the purchased shares acquired upon exercise of an ISO are sold or otherwise disposed. For federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. An optionee will make a qualifying disposition of the purchased shares if the sale or disposition is made more than two years after the grant date of the option and more than one year after the exercise date. If an optionee fails to satisfy either of these two holding periods prior to sale or disposition, then a disqualifying disposition of the purchased shares will result.

Upon a qualifying disposition, an optionee will recognize long-term capital gain or loss in an amount equal to the difference between the amount realized upon the sale or other disposition of the purchased shares and the exercise price paid for the shares except that, for AMT purposes, the gain or loss would be the difference between the amount realized upon the sale or other disposition of the purchased shares and the employee’s basis increased as described above. If there is a disqualifying disposition of the shares, then the optionee will generally recognize ordinary income to the extent of the lesser of the difference between the exercise price and (i) the fair market value of the common stock on the date of exercise, or (ii) the amount realized on such disqualifying disposition. Any additional gain recognized upon the disposition will be capital gain. If the amount realized is less than the exercise price, the optionee will, in general, recognize a capital loss. If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, to the extent the optionee recognizes ordinary income. In no other instance will we be allowed a deduction with respect to the optionee’s disposition of the purchased shares.

●           NSOs. No taxable income is recognized by an optionee upon the grant of an NSO. The optionee will in general recognize ordinary income, in the year in which an NSO is exercised, equal to the excess of the fair market value of purchased shares on the date of exercise over the exercise price paid for such shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. Upon a subsequent sale of the purchased shares, the optionee will generally recognize either a capital gain or a capital loss depending on whether the amount realized is more or less than the exercise price. We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to an exercised NSO. The deduction will in general be allowed for our taxable year in which ordinary income is recognized by the optionee in connection with the acquisition of the option shares.

●           Restricted Stock. Unless the recipient of a restricted stock grant elects to treat such grant as ordinary income at the time the grant is made, the recipient does not recognize taxable income upon the grant of restricted stock. Instead, the recipient will recognize ordinary income at the time of vesting (i.e. when the restrictions on the grant lapse) equal to the fair market value of the restricted shares on the vesting date minus any amount paid for the restricted shares. At the time that the recipient recognizes ordinary income in respect of the restricted stock grant, we would be entitled to a tax deduction for compensation expense equal to the amount of ordinary income recognized by the recipient.

Restrictions Under Securities Laws

The sale of all shares issued under the 2010 Plan must be made in compliance with federal and state securities laws.  Our officers, directors and 10% or greater stockholders, as well as certain other persons or parties who may be deemed to be "affiliates" of ours under federal securities laws, should be aware that resales by affiliates can only be made pursuant to an effective registration statement, Rule 144 or other applicable exemption.  Our officers, directors and 10% and greater stockholders may also become subject to the "short swing" profit rule of Section 16(b) of the Securities Exchange Act of 1934.

SELLING SECURITY HOLDERS

At August 26, 2010 we 85,493,677 shares of our common stock are issued and outstanding.  The information under this heading relates to resales of shares covered by this prospectus by persons who are our "affiliates" as that term is defined under federal securities laws.  These persons will be members of our Board of Directors, executive officers and/or employees of our company.  Shares issued pursuant to this prospectus to our affiliates are "control" shares under federal securities laws.

The following table sets forth:

●	the name of each affiliated selling security holder,
●	the amount of common stock owned beneficially, directly or indirectly, by each affiliated selling security holder,
●	the maximum amount of shares to be offered by the affiliated selling security holders pursuant to this prospectus, and
●	the amount of common stock to be owned by each affiliated selling security holder following sale of the shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right.  The information as to the number of shares of our common stock owned by each affiliated selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus from time to time to update the disclosure set forth in the table.  Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the affiliated selling security holders upon termination of the offering made hereby.  We have therefore assumed, for the purposes of the following table, that the affiliated selling security holders will sell all of the shares owned by them, which are being offered hereby, but will not sell any other shares of our common stock that they presently own.

Persons who receive stock grants under the 2010 Plan and are deemed affiliates, may affect sales of shares of common stock covered hereby not in excess of 1% of our outstanding common stock in any three-month period.

Grants may be made to affiliates in the future which we are not able to identify at this time.  Before any of our affiliates sell any of his shares received under the 2010 Plan, we will supplement this prospectus with the required information regarding the names of the persons selling, the total number of shares owned by these persons and the number of shares proposed to be sold under this prospectus.

Name of selling security holder	Number of shares owned	Shares to be offered	Shares to be owned after offering	% owned after offering

Richard K. Howe (1)	1,454,658	1,401,768	1,454,658	1.7%
Wallace R. Ruiz (2)	82,847	237,611	82,847	<1%
Mitchell Tuchman (3)	485,500	75,000	485,500	<1%
John R. Balousek (4)	198,333	75,000	198,333	<1%
Charles Pope (5)	389,333	75,000	389,333	<1%
Charles Morgan (6)	7,441,017	75,000	7,441,017	17.5%

(1)           Mr. Howe is our Chief Executive Officer and a member of our Board of Directors.  The number of shares of our common stock beneficially owned by Mr. Howe includes:

●	778,194 shares which are presently outstanding, and
●	676,464 shares issuable upon the exercise of options exercisable at $0.25 per share.

The number of shares beneficially owned by Mr. Howe excludes 4,142,927 shares issuable upon the exercise of options with an exercise price of $0.25 per share which have not yet vested.  The number of shares offered by Mr. Howe includes 611,768 shares underlying options exercisable at $0.25 per share which vest between June 2011 and June 2013 and 790,000 shares underlying options exercisable at $0.25 per share which are a performance grant.  The vesting of the performance grant is subject to our continued compliance with the various loan covenants of the loan agreements with Wachovia Bank, N.A. through 2010 and our company meeting certain revenue thresholds for 2010.

(2)           Mr. Ruiz is our Chief Financial Officer. The number of shares of our common stock beneficially owned by Mr. Ruiz includes 82,847 shares which are presently outstanding.  The number of shares beneficially owned by Mr. Ruiz excludes shares underlying options to purchase 837,611 shares of our common stock with exercise prices of $0.17 to $0.25 which have not yet vested.  The number of shares offered by Mr. Ruiz includes 237,611 shares underlying options exercisable at $0.25 per share which are part a performance grant.  The vesting of the performance grant is subject to our continued compliance with the various loan covenants of the loan agreements with Wachovia Bank, N.A. through 2010 and our company meeting certain revenue thresholds for 2010.

(3)           Mr. Tuchman is the Chairman of our Board of Directors.  The number of shares beneficially owned by Mr. Tuchman includes:

●	310,500 shares which are presently outstanding,
●	shares underlying options to purchase 169,000 shares of our common stock exercisable at $0.69 per share, and
●	shares underlying options to purchase 6,000 shares of our common stock exercisable at $0.27 per share.

The number of shares beneficially owned by Mr. Tuchman excludes shares underling options to purchase 200,000 shares of our common stock with exercise prices of $0.25 to $0.69 which have not yet vested.  The number of shares offered by Mr. Tuchman includes 75,000 shares issuable upon the exercise of options exercisable at $0.25 per share which vest between July 2011 and July 2013.

(4)           Mr. Balousek is a member of our Board of Directors. The number of shares beneficially owned by Mr. Balousek includes:

●            40,000 shares which are presently outstanding, and
●           158,333 shares underlying options which are exercisable exercise prices of $0.27 to $0.69 per share.

The number of shares beneficially owned by Mr. Balousek excludes shares underling options to purchase 191,667 shares of our common stock with exercise prices of $0.25 to $0.69 which have not yet vested.  The number of shares offered by Mr. Balousek includes 75,000 shares issuable upon the exercise of options exercisable at $0.25 per share which vest between July 2011 and July 2013.

(5)           Mr. Pope is a member of our Board of Directors.  The number of shares of our common stock beneficially owned by Mr. Pope includes:

●	231,000 shares which are presently outstanding, and
●	158,333 shares issuable upon the exercise of options exercisable at $0.27 to $0.69 per share.

The number of shares beneficially owned by Mr. Pope excludes 191,667 shares issuable upon the exercise of options with exercise prices ranging from $0.25 to $0.69 which have not yet vested.  The number of shares offered by Mr. Pope includes 75,000 shares underlying options exercisable at $0.25 per share which vest between July 2011 and July 2013.

(6)           Mr. Morgan is a member of our Board of Directors. The number of shares of our common stock beneficially owned by Mr. Morgan includes:

●	7,374,350 shares which are presently outstanding, and
●	66,667 shares issuable upon the exercise of options exercisable at $0.29 per share.

The number of shares beneficially owned by Mr. Morgan excludes 208,333 shares issuable upon the exercise of options with exercise prices ranging from $0.25 to $0.29 which have not yet vested together with 4,250,000 shares of our common stock owned by Bridgehampton Capital Management LLC over which Mr. Morgan has indirect control.  The number of shares offered by Mr. Morgan includes 75,000 shares underlying options exercisable at $0.25 per share which vest between July 2011 and July 2013.

PLAN OF DISTRIBUTION

The information under this heading includes resales of shares covered by this prospectus by persons who are our "affiliates" as that term in defined under federal securities laws.

The shares covered by this prospectus may be resold and distributed from time to time by the selling security holders in one or more transactions, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of these shares as principals, at market prices existing at the time of sale, at prices related to existing market prices, through Rule 144 transactions or at negotiated prices.  The selling security holders in connection with sales of securities may pay usual and customary, or specifically negotiated, brokerage fees or commissions.

The selling security holders may sell shares in one or more of the following methods, which may include crosses or block transactions:

●           on the NYSE Amex or on such exchanges or over-the-counter markets on which our shares may be listed or quoted from time-to-time, in transactions which may include special offerings, exchange distributions and/or secondary distributions, pursuant to and in accordance with the rules of such exchanges, or through brokers, acting as principal or agent;

                ●           in transactions other than on such exchanges or in the over-the-counter market, or a combination of such transactions, including sales through brokers, acting as principal or agent, sales in privately negotiated transactions, or dispositions for value, subject to rules relating to sales by affiliates; or

                ●           through the writing of options on our shares, whether or not such options are listed on an exchange, or other transactions requiring delivery of our shares, or the delivery of our shares to close out a short position.

Any such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

In making sales, brokers or dealers used by the selling security holders may arrange for other brokers or dealers to participate. The selling security holders who are affiliates of our company and others through whom such securities are sold may be "underwriters" within the meaning of the Securities Act of 1933 for the securities offered, and any profits realized or commission received may be considered underwriting compensation. Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

We have advised the selling security holders that, at the time a resale of the shares is made by or on behalf of a selling security holder, a copy of this prospectus is to be delivered.

We have also advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934.  With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security.

Sales of securities by us and the selling security holders or even the potential of these sales may have an adverse effect on the market price for shares of our common stock.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock and provisions of our Articles of Incorporation is a summary thereof and is qualified by reference to our Articles of Incorporation, a copy of which may be obtained upon request. The authorized capital stock of our company consists of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.  At August 26, 2010 there were 85,493,677 shares of our common stock and no shares of our preferred stock issued and outstanding.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.  In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock.  There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders.  Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.  Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.  The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. At present, we have no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

Transfer Agent

Our transfer agent is Colonial Stock Transfer Company, 66 Exchange Place, Suite 100, Salt Lake City, UT  84111, and its telephone number is (801) 355-5740.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Schneider Weinberger & Beilly LLP, 2200 Corporate Boulevard, N.W., Boca Raton, Florida  33431.

EXPERTS

The balance sheet of Inuvo as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years then ended, appearing in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission have been audited by Kirkland, Russ, Murphy & Tapp, P.A., independent registered public accounting firm, as set forth in their report thereon and are incorporated by reference in reliance upon the authority of such firm as experts in auditing and accounting.

INDEMNIFICATION

The Nevada Revised Statutes allows us to indemnify each of our officers and directors who are made a party to a proceeding if:

(a)           the officer or director conducted himself or herself in good faith;

(b)           his or her conduct was in our best interests, or if the conduct was not in an official capacity, that the conduct was not opposed to our best interests; and

(c)           in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful.  We may not indemnify our officers or directors in connection with a proceeding by or in our right, where the officer or director was adjudged liable to us, or in any other proceeding, where our officer or director are found to have derived an improper personal benefit.

Our by-laws require us to indemnify directors and officers against, to the fullest extent permitted by law, liabilities which they may incur under the circumstances described above.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.            Incorporation of Documents by Reference.

The documents listed below are incorporated by reference in the registration statement.

●           Annual Report on Form 10-K for the year ended December 31, 2009,
●           Current Report on Form 8-K as filed on December 28, 2009,
●           Current Report on Form 8-K as filed on December 29, 2009,
●           Current Report on Form 8-K as filed on March 9, 2010,
●           Current Report on Form 8-K as filed on March 23, 2010,
●           Current Report on Form 8-K as filed on March 31, 2010,
●           Current Report on Form 8-K as filed on April 7, 2010,
●           Quarterly Report on Form 10-Q for the period ended March 31, 2010,
●           Current Report on Form 8-K as filed on June 2, 2010,
●           Current Report on Form 8-K as filed on June 22, 2010,
●           Quarterly Report on Form 10-Q for the period ended June 30, 2010,
●           Current Report on Form 8-K as filed on August 6, 2010,
●           a second Current Report on Form 8-K as filed on August 6, 2010, and
●           a third Current Report on Form 8-K as filed on August 6, 2010.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing of such documents.

Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents.  Written requests for such copies should be directed to Corporate Secretary, at 15550 Lightwave Drive, Third Floor, Clearwater, FL 33760, telephone number (727) 324-0046.

Item 4.            Description of Securities.

A description of the registrant's securities is set forth in the prospectus incorporated as a part of this registration statement.

Item 5.            Interests of Named Experts and Counsel.

Not applicable.

Item 6.            Indemnification of Directors and Officers.

The Nevada Revised Statutes allows us to indemnify each of our officers and directors who are made a party to a proceeding if:

(a)           the officer or director conducted himself or herself in good faith;

(b)           his or her conduct was in our best interests, or if the conduct was not in an official capacity, that the conduct was not opposed to our best interests; and

(c)           in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful.  We may not indemnify our officers or directors in connection with a proceeding by or in our right, where the officer or director was adjudged liable to us, or in any other proceeding, where our officer or director are found to have derived an improper personal benefit.

Our by-laws require us to indemnify directors and officers against, to the fullest extent permitted by law, liabilities which they may incur under the circumstances described above.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 7.            Exemption From Registration Claimed.

Persons eligible to receive grants under the 2010 Plan will have an existing relationship with us and will have access to comprehensive information about us to enable them to make an informed investment decision.  The recipient must express an investment intent and, in the absence of registration under the Securities Act of 1933, consent to the imprinting of a legend on the securities restricting their transferability except in compliance with applicable securities laws.

Item 8.            Exhibits.

Exhibit No.	Description
5.1	Opinion of Schneider Weinberger & Beilly LLP *
10.1	Inuvo, Inc. 2010 Equity Compensation Plan(1)
23.1	Consent of Kirkland, Russ, Tapp & Murphy, P.A.*
23.2	Consent of Schneider Weinberger & Beilly LLP (included in Exhibit 5.1 hereof)

*	Filed herewith.
(1)	Incorporated by reference to the definitive proxy statement on Schedule 14A as filed with the SEC April 30, 2010.

Item 9.            Undertakings.

The undersigned registrant hereby undertakes:

1.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.           That, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

4.           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of an included in the registration statement as of the date it is first used after effectiveness.

The undersigned registration hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida on August 31, 2010.

Inuvo, Inc.

By: /s/ Richard K. Howe
Richard K. Howe, Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Richard K. Howe his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mitch Tuchman	Chairman of the Board of Directors	August 31, 2010
Mitch Tuchman

/s/ Richard K. Howe	Chief Executive Officer, director, principal executive officer	August 31, 2010
Richard K. Howe

/s/ Wallace Ruiz	Chief Financial Officer, principal financial and accounting officer	August 31, 2010
Wallace Ruiz

/s/ Jack Balousek	Director	August 31, 2010
Jack Balousek

/s/ Charles Pope	Director	August 31, 2010
Charles Pope

/s/ Charles Morgan	Director	August 31, 2010
Charles Morgan